Exhibit 99.105

Amaya provides update on B2B divestitures and Q1 earnings release date and revenue expectations

MONTREAL, May 1, 2015 /CNW/—Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today provided an update on its B2B asset divestitures and announced the date of its Q1 2015 earnings release and conference call, while providing revenue expectations for such period. All dollar ($) figures in this release are Canadian dollars unless otherwise noted.

Update on B2B Asset Divestitures

Amaya announced that it anticipates the estimated gross proceeds from the sale of approximately 60% of its interest in Diamond Game Enterprises (“Diamond Game”), its land-based B2B lottery and gaming business, through the initial public offering of Innova Gaming Group Inc. (“Innova”), to be approximately $34 million, excluding the exercise of the underwriters’ overallotment option or any portion thereof. Innova has filed its final prospectus with Canadian securities regulators, and estimates gross proceeds of its IPO to be approximately $49 million.

As previously announced in the first quarter of 2015, Amaya entered into definitive agreements to sell its other B2B businesses including its land-based gaming machine supplier Cadillac Jack, Inc. (“Cadillac Jack”) for US$382 million, and its online casino business Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”) and Cryptologic Limited (Cryptologic”) for $150 million. Closing of each of these transactions is subject to various approvals and closing conditions as noted in the respective announcements.

The Corporation intends to use the net proceeds from the divestitures of its B2B businesses to repay certain indebtedness, which it expects to help reduce its anticipated Adjusted Net Leverage Ratio[1] to the range of 4.0 to 4.5 by December 31, 2015, and to fund, in part, the repurchase of the Corporation’s common shares pursuant to its previously announced and Toronto Stock Exchange (“TSX”)-approved normal course issuer bid.

[1]	Adjusted Net Leverage Ratio is a non-IFRS measure defined as Adjusted Net Debt divided by Adjusted EBITDA. Adjusted Net Debt means total financial leverage minus cash (with cash including funds in excess of working capital requirements that are being set aside for the deferred payment, as outlined in the Restricted Cash note in the Corporation’s 2014 Financial Statements, as filed on SEDAR at www.sedar.com), and after giving effect to the anticipated divestitures of Amaya’s B2B assets. This does not assume potential cash from the exercise of warrants with maturity dates extending beyond 2015. Adjusted EBITDA as defined by the Corporation means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs.

Q1 2015 Earnings Release Date and Revenue Expectations

The Corporation intends to release its Q1 2015 results on Thursday, May 14 at 7:00 a.m. ET, with a conference call to follow at 8:30 a.m. ET. Conference call and webcast details are provided below.

Amaya anticipates the financial results of Cadillac Jack and Diamond Game will be included as discontinued operations on the income statement in the Corporation’s Q1 2015 unaudited consolidated financial statements. As such, Amaya anticipates its International Financial Reporting Standards (IFRS) revenues to exclude the contribution from those businesses.

As a result, for the quarter ending March 31, 2015, Amaya anticipates:

•	IFRS revenues in the range of $336-342 million, including approximately $333-337 million from Amaya’s core B2C business, namely PokerStars and Full Tilt

•	If Diamond Game and Cadillac Jack revenues were included, the Corporation would have expected revenues in the range of $363-374 million

Early in the second quarter of 2015, Amaya also announced a definitive agreement for the sale of its B2B online casino business, Chartwell and Cryptologic. The Corporation therefore anticipates that this business will be discontinued operations as of the second quarter of 2015.

Conference Call and Webcast Details

Amaya will host a conference call on Thursday, May 14, 2015 at 8:30 a.m. ET to discuss its financial results for the first quarter of 2015. David Baazov, CEO of Amaya, will chair the call. The Corporation plans to release its financial results on Thursday, May 14, 2015 at 7:00 a.m. ET.

To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 40732799. To access the webcast please use the following link:

http://event.on24.com/r.htm?e=991837&s=1&k=8AFCEEDE4413E6BF73BC8CCBC365B96D

About Amaya

Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry.

Forward-Looking Statements and Non-IFRS Financial Measures

Certain statements included herein, including those that express management’s expectations or estimates of our future performance, constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied in such statements. Investors are cautioned not to put undue reliance on forward looking statements.

Specific risks that could affect the Corporation’s ability to achieve the outlook outlined herein include, but are not limited to the inability to close announced divestitures or realize proceeds from some or all of these divestitures in the amounts anticipated. These and other applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014, as filed on SEDAR at www.sedar.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. The forward-looking statements contained herein reflect Amaya’s current views with respect to future events, and except as required by law, Amaya does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

This release contains non-IFRS financial measures and are noted where used. These financial measures are commonly used to compare companies and management believes they are important measures in evaluating Amaya. However, they are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other issuers. Investors are cautioned that such measures should not be construed as alternatives to comparable IFRS measures determined in accordance with IFRS.

SOURCE Amaya Inc.

%SEDAR: 00029939E

For further information: For Media Inquiries: Eric Hollreiser, Press@amaya.com; For Investor Inquiries: Tim Foran, +1.416.545.1325, ir@amaya.com

CO: Amaya Inc.

CNW 07:45e 01-MAY-15